

# TALISMAN ENERGY INC. CONFERENCE CALL

CALGARY, Alberta – September 24, 2008 – Talisman Energy Inc. has scheduled a telephone conference call for investors, analysts and media on Tuesday, November 4, 2008 at 11:00 a.m. MST (1:00 p.m. EST) to discuss Talisman's third quarter results. Participants will include John A. Manzoni, President and Chief Executive Officer and members of senior management. Talisman expects to release its third quarter results the morning of November 4 before markets open.

To participate in the conference call, please contact the Talisman Energy conference operator at 10:50 a.m. MST (12:50 p.m. EST), 10 minutes prior to the conference call.

> **Conference Operator Dial in Numbers:**
> **1-800-733-7560 (North America) or**
> **1-416-915-5761 (Local Toronto & International)**

A replay of the conference call will be available at approximately 2:30 p.m. MST on Tuesday, November 4 until 11:59 p.m. Wednesday, November 12, 2008. If you wish to access this replay, please call:

> **1-877-289-8525 (North America) passcode 21283303# or**
> **1-416-640-1917 (Local Toronto & International) passcode 21283303#**

**Live Internet Audio Broadcast**

The conference call will also be broadcast live on the Internet and can be accessed by going to the Talisman website (www.talisman-energy.com) and following the links from the home page. Alternatively, you can point your browser to:
http://w.on24.com/r.htm?e=120656&s=1&k=03030004A018B11F30E176FD88777A31

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the UK, Norway, Southeast Asia, North Africa and the United States. Talisman's subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

| Media and General Inquiries: | Shareholder and Investor Inquiries: |
| --- | --- |
| David Mann, Vice President, Corporate<br>& Investor Communications<br>Phone:  403-237-1196 Fax:  403-237-1210<br>E-mail: tlm@talisman-energy.com | Christopher J. LeGallais<br>Vice President, Investor Relations<br>Phone:  403-237-1957 Fax: 403-237-1210<br>Email:   tlm@talisman-energy.com |

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